SUBJECT TO COMPLETION
            PRELIMINARY PROSPECTUS SUPPLEMENT DATED DECEMBER 15, 1995

PROSPECTUS SUPPLEMENT

(To Prospectus dated December 15, 1995)

                           2,500,000 Depositary Shares

                                [CITICORP LOGO]

              Each Representing a One-Tenth Interest in a Share of Fixed/Adjustable Rate Cumulative Preferred Stock, Series 23

                                 -------------

     Each of the 2,500,000 Depositary Shares offered hereby (the "Depositary Shares") represents a one-tenth ownership interest in a share of Fixed/Adjustable Rate Cumulative Preferred Stock, Series 23, $500 liquidation preference per share (the "Offered Preferred Stock"), deposited with the Depositary (as defined herein) and, through the Depositary, entitles the holder to all proportional rights and preferences of the Offered Preferred Stock represented thereby (including dividend, voting, redemption and liquidation rights). The Depositary Shares are evidenced by the Depositary Receipts (as defined herein). See "Description of Depositary Shares."

     Dividends on the Offered Preferred Stock are cumulative from the date of original issue and are payable quarterly on February 15, May 15, August 15 and November 15 of each year, commencing February 15, 1996, at a rate of ____% per annum through February 15, 2006. Thereafter, the dividend rate on the Offered Preferred Stock will be the Applicable Rate from time to time in effect. The Applicable Rate per annum for any dividend period after February 15, 2006 will be equal to .50% plus the highest of the Treasury Bill Rate, the Ten Year Constant Maturity Rate and the Thirty Year Constant Maturity Rate (each as defined herein), as determined in advance of such dividend period. The Applicable Rate per annum for any dividend period after February 15, 2006 will not be less than ____% nor greater than ____%. The amount of dividends payable in respect of the Offered Preferred Stock will be adjusted in the event of certain amendments to the Internal Revenue Code of 1986, as amended (the "Code"), in respect of the dividends received deduction. See "Description of Offered Preferred Stock--Dividends."

     The Offered Preferred Stock is redeemable at any time on and after February 15, 2006, at the option of Citicorp, in whole or in part, at $500 per share (equivalent to $50 per Depositary Share), plus accrued and unpaid dividends (whether or not declared) to the date fixed for redemption. The Offered Preferred Stock may also be redeemed prior to February 15, 2006, in whole, at the option of Citicorp, in the event of certain amendments to the Code in respect of the dividends received deduction. See "Description of Offered Preferred Stock--Redemption." For a description of the rights and preferences of the Offered Preferred Stock, see "Description of Offered Preferred Stock."

                                 -------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               Price to        Underwriting        Proceeds to
                               Public(1)        Discount(2)      Citicorp(1)(3)
                              ----------       ------------      --------------
Per Depositary Share ....         $                $                $
Total ...................     $                  $                 $
----------
(1) Plus accrued dividends, if any, from December __, 1995 to the date of delivery.

(2) Citicorp has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."

(3)  Before deducting expenses payable by Citicorp estimated at $________.

                                 -------------

     The Depositary Shares are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them and subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the Depositary Receipts evidencing the Depositary Shares will be made in New York, New York on or about December __, 1995.

                                 -------------

                               Merrill Lynch & Co.

Goldman, Sachs & Co.                                           Lehman Brothers
                                 -------------

           The date of this Prospectus Supplement is December __, 1995.


Information contained in this preliminary prospectus supplement is subject to completion or amendment. This preliminary prospectus supplement and the accompanying prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE DEPOSITARY SHARES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     FOR NORTH CAROLINA RESIDENTS: THE COMMISSIONER OF INSURANCE OF THE STATE OF NORTH CAROLINA HAS NOT APPROVED OR DISAPPROVED THIS OFFERING NOR HAS THE COMMISSIONER PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS.

     NEITHER THE DEPOSITARY SHARES NOR THE OFFERED PREFERRED STOCK ARE SAVINGS ACCOUNTS, DEPOSITS OR OBLIGATIONS OF ANY BANK OR NON-BANK SUBSIDIARY OF CITICORP AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY OR INSTRUMENTALITY.

                             SUMMARY FINANCIAL DATA

     The following table sets forth, in summary form, certain financial data for each of the years in the three-year period ended December 31, 1994 and for the nine months ended September 30, 1995 and September 30, 1994. This summary should be read in conjunction with and is qualified in its entirety by the detailed financial statements and other information included in the documents incorporated by reference. See "Incorporation of Certain Documents by Reference" in the Prospectus. This summary is not covered by the Report of Independent Auditors incorporated herein by reference. The consolidated financial data at and for the nine months ended September 30, 1995 and September 30, 1994 is derived from unaudited financial statements. The results for the nine months ended September 30, 1995 are not necessarily indicative of the results for the full year or any other interim period.


                                                                        Nine Months
                                                                    Ended September 30,   Years Ended December 31,
                                                                    -------------------   -------------------------
                                                                      1995      1994      1994      1993      1992
                                                                    -------   -------   -------    -------   -------
                                                                         (In millions, except per share amounts)
Net Interest Revenue .........................................      $ 7,391   $ 6,589   $ 8,911    $ 7,690   $ 7,456
Fees, Commissions and Other Revenue ..........................        6,498     5,647     7,837      8,385     8,165
                                                                    -------   -------   -------    -------   -------
 Total Revenue ...............................................      $13,889   $12,236   $16,748    $16,075   $15,621
Provision for Credit Losses ..................................        1,460     1,323     1,881      2,600     4,146
Operating Expense ............................................        8,284     7,533    10,256     10,615    10,057
                                                                    -------   -------   -------    -------   -------
Income Before Taxes and Cumulative Effects of
 Accounting Changes ..........................................      $ 4,145   $ 3,380   $ 4,611    $ 2,860   $ 1,418
Income Taxes .................................................        1,586     1,000     1,189        941       696
                                                                    -------   -------   -------    -------   -------
Income Before Cumulative Effects of Accounting Changes .......      $ 2,559   $ 2,380   $ 3,422    $ 1,919   $   722
Cumulative Effects of Accounting Changes(A) ..................          --        (56)      (56)       300       --
                                                                    -------   -------   -------    -------   -------
Net Income ...................................................      $ 2,559   $ 2,324   $ 3,366    $ 2,219   $   722
                                                                    =======   =======   =======    =======   =======
Income Applicable to Common Stock ............................      $ 2,290   $ 2,060   $ 3,010    $ 1,900   $   497
                                                                    =======   =======   =======    =======   =======

Earnings Per Share(B):
 On Common and Common Equivalent Shares
  Income Before Cumulative Effects of Accounting Changes .....       $ 5.29   $  4.95   $  7.15    $  3.82   $  1.35
  Cumulative Effects of Accounting Changes(A) ................          --      (0.13)     (.12)       .68       --
                                                                    -------   -------   -------    -------   -------
  Net Income .................................................       $ 5.29   $  4.82   $  7.03    $  4.50   $  1.35
                                                                    =======   =======   =======    =======   =======
 Assuming Full Dilution
  Income Before Cumulative Effects of Accounting Changes .....       $ 4.72   $  4.44   $  6.40    $  3.53   $  1.35
  Cumulative Effects of Accounting Changes(A) ................          --      (0.11)     (.11)       .58       --
                                                                    -------   -------   -------    -------   -------
  Net Income .................................................       $ 4.72   $  4.33   $  6.29    $  4.11   $  1.35
                                                                    =======   =======   =======    =======   =======

                                                                                      (In billions)
Period-End Balances:
  Total Loans, Net of Unearned Income ........................      $ 160.7   $ 146.3   $ 152.4    $ 139.0   $ 139.7
  Total Assets(C) ............................................        257.5     253.1     250.5      216.6     213.7
  Total Deposits .............................................        163.8     154.3     155.7      145.1     144.2
  Preferred Stock ............................................          3.3       4.2       4.2        3.9       3.2
  Total Stockholders' Equity(D) ..............................         19.5      17.0      17.8       14.0      11.2

-----------------

(A) Refers to the adoption of SFAS No. 112, "Employers' Accounting for Postemployment Benefits", effective January 1, 1994 and SFAS No. 109, "Accounting for Income Taxes", effective January 1, 1993.

(B) Based on net income after deducting preferred stock dividends, except where conversion is assumed, and, unless anti-dilutive, the after-tax dividend equivalents on shares issuable under Citicorp's Executive Incentive Compensation Plan.

(C) Reflects the adoption of FASB Interpretation No. 39, "Offsetting of Amounts Related to Certain Contracts", effective January 1, 1994.

(D) Reflects the adoption of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", effective January 1, 1994.

      RATIOS OF INCOME TO FIXED CHARGES INCLUDING PREFERRED STOCK DIVIDENDS

     For the fiscal years ended December 31, 1994, 1993, 1992, 1991 and 1990 and the nine months ended September 30, 1995, Citicorp's consolidated ratios of income to fixed charges including preferred stock dividends, computed as set forth below, were as follows:


                                                        Nine Months                Year Ended December 31,
                                                            Ended          ---------------------------------------
                                                     September 30, 1995    1994     1993     1992    1991     1990
                                                     ------------------    ----     ----     ----    ----     ----
Income to Fixed Charges Including Preferred
 Stock Dividends:
  Excluding Interest on Deposits                             2.01          1.63     1.35     1.16     .92     1.05
  Including Interest on Deposits                             1.36          1.26     1.14     1.06     .97     1.02

     Income for the year ended December 31, 1991 was inadequate to cover fixed charges including preferred stock dividends by $508 million. For purposes of computing the consolidated ratio of income to fixed charges including preferred stock dividends, income represents net income (or net loss), before extraordinary items and cumulative effects of accounting changes plus income taxes and fixed charges. Fixed charges including preferred stock dividends, excluding interest on deposits, represent interest expense (except interest paid on deposits), preferred stock dividends and the interest factor included in rents. Fixed charges including preferred stock dividends, including interest on deposits, represent all interest expense, preferred stock dividends and the interest factor included in rents.

                            OUTSTANDING CAPITAL STOCK

     As of December 13, 1995, Citicorp had outstanding 10,470,468 shares of preferred stock and, as of September 30, 1995, Citicorp had outstanding 425,062,447 shares of Common Stock. No shares of Class B Common Stock are outstanding. The Board of Directors has authorized the Stock Committee to approve the issuance of up to 20,000,000 shares of preferred stock; of such 20,000,000 shares, 12,350,000 shares have been issued as of December 13, 1995 (not all of which are currently outstanding).

     As of December 13, 1995, Citicorp had outstanding a series of preferred stock designated as Adjustable Rate Preferred Stock, Second Series, with a liquidation preference of $100 per share; a series of preferred stock designated as Adjustable Rate Preferred Stock, Third Series, with a liquidation preference of $100 per share; a series of preferred stock designated as Adjustable Rate Cumulative Preferred Stock, Seventh Series, with a liquidation preference of $100 per share; two series of preferred stock designated as Graduated Rate Cumulative Preferred Stock, Series 8A and 8B, each with a liquidation preference of $100 per share; a series of convertible preferred stock designated as Preferred Stock, Series 12, consisting of 5,900 shares with a liquidation preference of $100,000 per share and which may be converted into 36,875,000 shares of Common Stock at a conversion price of $16 per share; a series of convertible preferred stock designated as Preferred Stock, Series 13, consisting of 4,065 shares with a liquidation preference of $100,000 per share and which may be converted into 22,273,972 shares of Common Stock at a conversion price of $18.25 per share; a series of preferred stock designated as 9.08% Preferred Stock, Series 14, with a liquidation preference of $250 per share; a series of preferred stock designated as 8.00% Noncumulative Preferred Stock, Series 16, with a liquidation preference of $250 per share; a series of preferred stock designated as 7 1/2% Noncumulative Preferred Stock, Series 17, with a liquidation preference of $250 per share; a series of preferred stock designated as Adjustable Rate Cumulative Preferred Stock, Series 18, with a liquidation preference of $250 per share; a series of preferred stock designated as Adjustable Rate Cumulative Preferred Stock, Series 19, with a liquidation preference of $250 per share; a series of preferred stock designated as 8.30% Noncumulative Preferred Stock, Series 20, with a liquidation preference of $250 per share; a series of preferred stock designated as 8 1/2% Noncumulative Preferred Stock, Series 21, with a liquidation preference of $250 per share; and a series of preferred stock designated as 7 3/4% Cumulative Preferred Stock, Series 22, with a liquidation preference of $250 per share. All of the outstanding shares of the Adjustable Rate Cumulative Preferred Stock, Seventh Series and the Preferred Stock, Series 12 have been called for redemption.

                     DESCRIPTION OF OFFERED PREFERRED STOCK

     The following description of the particular terms of the shares of Offered Preferred Stock supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of Preferred Stock set forth in the accompanying Prospectus, to which description reference is hereby made. Certain terms not defined in this description are defined in the Prospectus.

General

     The Offered Preferred Stock is a single series consisting of 250,000 shares. The holders of Offered Preferred Stock will have no preemptive rights. The Offered Preferred Stock, upon issuance against full payment of the purchase price therefor, will be fully paid and nonassessable.

     The Offered Preferred Stock will, on the date of original issuance, rank on a parity as to payment of dividends and distribution of assets upon dissolution, liquidation or winding up of Citicorp with each other outstanding series of preferred stock. See "Description of Preferred Stock" in the Prospectus. The Offered Preferred Stock, together with each other series of preferred stock, will rank prior to the Common Stock of Citicorp as to the payment of dividends and distribution of assets upon dissolution, liquidation or winding up of Citicorp.

     The Offered Preferred Stock will not be convertible into shares of Common Stock of Citicorp and will not be subject to any sinking fund or other obligation of Citicorp to repurchase the Offered Preferred Stock.

Dividends

  General

     Holders of shares of Offered Preferred Stock will be entitled to receive cumulative cash dividends, as, if and when declared by the Board of Directors of Citicorp or the Stock Committee out of assets of Citicorp legally available for payment. The initial dividend for the dividend period commencing on December __, 1995 to (but not including) February 15, 1996 will be $ per share (equivalent to $____ per Depositary Share) and will be payable on February 15, 1996. Thereafter, dividends on the Offered Preferred Stock will be payable quarterly, as, if and when declared by the Board of Directors of Citicorp or the Stock Committee thereof on February 15, May 15, August 15 and November 15 of each year (each a "Dividend Payment Date") at the annual rate of ____% or $____ per share (equivalent to $ per Depositary Share) through February 15, 2006. After February 15, 2006, dividends on the Offered Preferred Stock will be payable quarterly, as, if and when declared by the Board of Directors or the Stock Committee on each Dividend Payment Date at the Applicable Rate from time to time in effect. The Applicable Rate per annum for any dividend period after February 15, 2006 will be equal to .50% plus the highest of the Treasury Bill Rate, the Ten Year Constant Maturity Rate and the Thirty Year Constant Maturity Rate (each as defined below under "Adjustable Rate Dividends"), as determined in advance of such dividend period. The Applicable Rate per annum for any dividend period after February 15, 2006 will not be less than ____% nor greater than ____% (without taking into account any adjustments as described below under "Changes in the Dividends Received Percentage").

     If a Dividend Payment Date is not a business day, dividends (if declared) on the Offered Preferred Stock will be paid on the immediately succeeding business day, without interest. A dividend period with respect to a Dividend Payment Date is the period commencing on the immediately preceding Dividend Payment Date and ending on the day immediately prior to the next succeeding Dividend Payment Date. Each such dividend will be payable to holders of record as they appear on the stock books of Citicorp on such record dates, not more than thirty nor less than fifteen days preceding the payment dates thereof, as shall be fixed by the Board of Directors or the Stock Committee thereof.

     If, for any dividend period, full dividends on a cumulative or noncumulative basis, as the case may be, on any share or shares of preferred stock have not been paid or declared and set apart for payment or Citicorp is in default or in arrears with respect to any sinking fund or other arrangement for the purchase or redemption of any shares of preferred stock, Citicorp may not declare any dividends on, or make any payment on account of the purchase, redemption or other retirement of, its Common Stock or any other stock of Citicorp ranking as to dividends or distribution of assets junior to the preferred stock, other than as described under "Description of Preferred Stock--Dividends" in the Prospectus.

  Adjustable Rate Dividends

     Except as provided below in this paragraph, the "Applicable Rate" per annum for any dividend period after February 15, 2006 will be equal to .50% plus the Effective Rate (as defined below), but not less than ____% nor greater than ____% (without taking into account any adjustments as described below under "Changes in the

Dividends Received Percentage"). The "Effective Rate" for any dividend period after February 15, 2006 will be equal to the highest of the Treasury Bill Rate, the Ten Year Constant Maturity Rate and the Thirty Year Constant Maturity Rate (each as defined below) for such dividend period. In the event that Citicorp determines in good faith that for any reason:

          (i) any one of the Treasury Bill Rate, the Ten Year Constant Maturity Rate or the Thirty Year Constant Maturity Rate cannot be determined for any dividend period, then the Effective Rate for such dividend period will be equal to the higher of whichever two of such rates can be so determined;

          (ii) only one of the Treasury Bill Rate, the Ten Year Constant Maturity Rate or the Thirty Year Constant Maturity Rate can be determined for any dividend period, then the Effective Rate for such dividend period will be equal to whichever such rate can be so determined; or

          (iii) none of the Treasury Bill Rate, the Ten Year Constant Maturity Rate or the Thirty Year Constant Maturity Rate can be determined for any dividend period, then the Effective Rate for the preceding dividend period will be continued for such dividend period.

     Except as described below in this paragraph, the "Treasury Bill Rate" for each dividend period will be the arithmetic average of the two most recent weekly per annum market discount rates (or the one weekly per annum market discount rate, if only one such rate is published during the relevant Calendar Period (as defined below)) for three-month U.S. Treasury bills, as published weekly by the Federal Reserve Board (as defined below) during the Calendar Period immediately preceding the last ten calendar days preceding the dividend period for which the dividend rate on the Offered Preferred Stock is being determined. In the event that the Federal Reserve Board does not publish such a weekly per annum market discount rate during any such Calendar Period, then the Treasury Bill Rate for such dividend period will be the arithmetic average of the two most recent weekly per annum market discount rates (or the one weekly per annum market discount rate, if only one such rate is published during the relevant Calendar Period) for three-month U.S. Treasury bills, as published weekly during such Calendar Period by any Federal Reserve Bank or by any U.S. Government department or agency selected by Citicorp. In the event that a per annum market discount rate for three-month U.S. Treasury bills is not published by the Federal Reserve Board or by any Federal Reserve Bank or by any U.S. Government department or agency during such Calendar Period, then the Treasury Bill Rate for such dividend period will be the arithmetic average of the two most recent weekly per annum market discount rates (or the one weekly per annum market discount rate, if only one such rate is published during the relevant Calendar Period) for all of the U.S. Treasury bills then having remaining maturities of not less than 80 nor more than 100 days, as published during such Calendar Period by the Federal Reserve Board or, if the Federal Reserve Board does not publish such rates, by any Federal Reserve Bank or by any U.S. Government department or agency selected by Citicorp. In the event that Citicorp determines in good faith that for any reason no such U.S. Treasury bill rates are published as provided above during such Calendar Period, then the Treasury Bill Rate for such dividend period will be the arithmetic average of the per annum market discount rates based upon the closing bids during such Calendar Period for each of the issues of marketable non-interest-bearing U.S. Treasury securities with a remaining maturity of not less than 80 nor more than 100 days from the date of each such quotation, as chosen and quoted daily for each business day in New York City (or less frequently if daily quotations are not generally available) to Citicorp by at least three recognized dealers in U.S. Government securities selected by Citicorp. In the event that Citicorp determines in good faith that for any reason Citicorp cannot determine the Treasury Bill Rate for any dividend period as provided above in this paragraph, the Treasury Bill Rate for such dividend period will be the arithmetic average of the per annum market discount rates based upon the closing bids during such Calendar Period for each of the issues of marketable interest-bearing U.S. Treasury securities with a remaining maturity of not less than 80 or more than 100 days, as chosen and quoted daily for each business day in New York City (or less frequently if daily quotations are not generally available) to Citicorp by at least three recognized dealers in U.S. Government securities selected by Citicorp.

     Except as described below in this paragraph, the "Ten Year Constant Maturity Rate" for each dividend period will be the arithmetic average of the two most recent weekly per annum Ten Year Average Yields (as defined below) (or the one weekly per annum Ten Year Average Yield, if only one such yield is published during the relevant Calendar Period), as published weekly by the Federal Reserve Board during the Calendar Period immediately preceding the last ten calendar days preceding the dividend period for which the dividend rate on the Offered Preferred Stock is being determined. In the event that the Federal Reserve Board does not publish such a weekly per annum Ten Year Average Yield during such Calendar Period, then the Ten Year Constant Maturity Rate for such dividend period will be the arithmetic average of the two most recent weekly per annum Ten Year Average Yields (or the one weekly per annum Ten Year Average Yield, if only one such yield is published during the relevant Calendar Period), as published weekly during such Calendar Period by any Federal Reserve Bank or by any U.S. Government department or agency selected by Citicorp. In the event that a per annum Ten Year Average Yield is not published by the Federal Reserve Board or by any Federal Reserve Bank or by any U.S. Government department or agency during such Calendar Period, then the Ten Year Constant Maturity Rate for such dividend period will be the arithmetic average of the two most recent weekly per annum average yields to maturity (or the one weekly per annum average yield to maturity, if only one such yield is published during the relevant Calendar Period) for all of the actively traded marketable U.S. Treasury fixed interest rate securities (other than Special Securities (as defined below)) then having remaining maturities of not less than eight nor more than twelve years, as published during such Calendar Period by the Federal Reserve Board or, if the Federal Reserve Board does not publish such yields, by any Federal Reserve Bank or by any U.S. Government department or agency selected by Citicorp. In the event that Citicorp determines in good faith that for any reason Citicorp cannot determine the Ten Year Constant Maturity Rate for any dividend period as provided above in this paragraph, then the Ten Year Constant Maturity Rate for such dividend period will be the arithmetic average of the per annum average yields to maturity based upon the closing bids during such Calendar Period for each of the issues of actively traded marketable U.S. Treasury fixed interest rate securities (other than Special Securities) with a final maturity date not less than eight nor more than twelve years from the date of each such quotation, as chosen and quoted daily for each business day in New York City (or less frequently if daily quotations are not generally available) to Citicorp by at least three recognized dealers in U.S. Government securities selected by Citicorp.

     Except as described below in this paragraph, the "Thirty Year Constant Maturity Rate" for each dividend period will be the arithmetic average of the two most recent weekly per annum Thirty Year Average Yields (as defined below) (or the one weekly per annum Thirty Year Average Yield, if only one such yield is published during the relevant Calendar Period), as published weekly by the Federal Reserve Board during the Calendar Period immediately preceding the last ten calendar days preceding the dividend period for which the dividend rate on the Offered Preferred Stock is being determined. In the event that the Federal Reserve Board does not publish such a weekly per annum Thirty Year Average Yield during such Calendar Period, then the Thirty Year Constant Maturity Rate for such dividend period will be the arithmetic average of the two most recent weekly per annum Thirty Year Average Yields (or the one weekly per annum Thirty Year Average Yield, if only one such yield is published during the relevant Calendar Period), as published weekly during such Calendar Period by any Federal Reserve Bank or by any U.S. Government department or agency selected by Citicorp. In the event that a per annum Thirty Year Average Yield is not published by the Federal Reserve Board or by any Federal Reserve Bank or by any U.S. Government department or agency during such Calendar Period, then the Thirty Year Constant Maturity Rate for such dividend period will be the arithmetic average of the two most recent weekly per annum average yields to maturity (or the one weekly per annum average yield to maturity, if only one such yield is published during the relevant Calendar Period) for all of the actively traded marketable U.S. Treasury fixed interest rate securities (other than Special Securities) then having remaining maturities of not less than twenty-eight nor more than thirty years, as published during such Calendar Period by the Federal Reserve Board or, if the Federal Reserve Board does not publish such yields, by any Federal Reserve Bank or by any U.S. Government department or agency selected by Citicorp. In the event that Citicorp determines in good faith that for any reason Citicorp cannot determine the Thirty Year Constant Maturity Rate for any dividend period as provided above in this paragraph, then the Thirty Year Constant Maturity Rate for such dividend period will be the arithmetic average of the per annum average yields to maturity based upon the closing bids during such Calendar Period for each of the issues of actively traded marketable U.S. Treasury fixed interest rate securities (other than Special Securities) with a final maturity date not less than twenty-eight nor more than thirty years from the date of each such quotation, as chosen and quoted daily for each business day in New York City (or less frequently if daily quotations are not generally available) to Citicorp by at least three recognized dealers in U.S. Government securities selected by Citicorp.

     The Treasury Bill Rate, the Ten Year Constant Maturity Rate and the Thirty Year Constant Maturity Rate will each be rounded to the nearest five hundredths of a percent.

     The Applicable Rate with respect to each dividend period after February 15, 2006 will be calculated as promptly as practicable by Citicorp according to the appropriate method described above. Citicorp will cause notice of each Applicable Rate to be enclosed with the dividend payment checks next mailed to the holders of Offered Preferred Stock. For as long as the Depositary (as defined herein) is a holder of Offered Preferred Stock, Citicorp will advise the

Depositary of each Applicable Rate promptly after its determination. It is expected that the holders of Depositary Shares will be able to determine such Applicable Rate thereafter by telephoning the Depositary at (800) 422-2066.

     As used above, the term "Calendar Period" means a period of fourteen calendar days; the term "Federal Reserve Board" means the Board of Governors of the Federal Reserve System; the term "Special Securities" means securities which can, at the option of the holder, be surrendered at face value in payment of any Federal estate tax or which provide tax benefits to the holder and are priced to reflect such tax benefits or which were originally issued at a deep or substantial discount; the term "Ten Year Average Yield" means the average yield to maturity for actively traded marketable U.S. Treasury fixed interest rate securities (adjusted to constant maturities of ten years); and the term "Thirty Year Average Yield" means the average yield to maturity for actively traded marketable U.S. Treasury fixed interest rate securities (adjusted to constant maturities of thirty years).

  Changes in the Dividends Received Percentage

     If one or more amendments to the Internal Revenue Code of 1986, as amended (the "Code"), are enacted that change the percentage of the dividends received deduction (currently 70%) as specified in Section 243(a)(1) of the Code or any successor provision (the "Dividends Received Percentage"), the amount of each dividend payable per share of the Offered Preferred Stock for dividend payments made on or after the date of enactment of such change shall be adjusted by multiplying the amount of the dividend payable determined as described above under "General" (before adjustment) by a factor, which shall be the number determined in accordance with the following formula (the "DRD Formula"), and rounding the result to the nearest cent:

                                1 - .35 (1 - .70)
                               --------------------
                                1 - .35 (1 - DRP)

For the purposes of the DRD Formula, "DRP" means the Dividends Received Percentage applicable to the dividend in question. No amendment to the Code, other than a change in the percentage of the dividends received deduction set forth in Section 243(a)(1) of the Code or any successor provision, will give rise to an adjustment. Notwithstanding the foregoing provisions, in the event that, with respect to any such amendment, Citicorp shall receive either an unqualified opinion of independent recognized tax counsel or a private letter ruling or similar form of authorization from the Internal Revenue Service to the effect that such an amendment would not apply to dividends payable on the Offered Preferred Stock, then any such amendment shall not result in the adjustment provided for pursuant to the DRD Formula. Unless the context otherwise requires, references to dividends in this Prospectus Supplement shall mean dividends as adjusted by the DRD Formula. Citicorp's calculation of the dividends payable as so adjusted and as certified accurate as to calculation and reasonable as to method by the independent certified public accountants then regularly engaged by Citicorp, shall be final and not subject to review.

     If any amendment to the Code which reduces the Dividends Received Percentage is enacted after a dividend payable on a Dividend Payment Date has been declared, the amount of dividend payable on such Dividend Payment Date will not be increased; but instead, an amount, equal to the excess of (x) the product of the dividends paid by Citicorp on such Dividend Payment Date and the DRD Formula (where the DRP used in the DRD Formula would be equal to the reduced Dividends Received Percentage) and (y) the dividends paid by Citicorp on such Dividend Payment Date, will be payable to holders of record on the next succeeding Dividend Payment Date in addition to any other amounts payable on such date.

     In addition, if prior to May 16, 1996, an amendment to the Code is enacted that reduces the Dividends Received Percentage and such reduction retroactively applies to a Dividend Payment Date as to which Citicorp previously paid dividends on the Offered Preferred Stock (each an "Affected Dividend Payment Date"), Citicorp will pay (if declared) additional dividends (the "Additional Dividends") on the next succeeding Dividend Payment Date (or if such amendment is enacted after the dividend payable on such Dividend Payment Date has been declared, on the second succeeding Dividend Payment Date following the date of enactment) to holders of record on such succeeding Dividend Payment Date in an amount equal to the excess of (x) the product of the dividends paid by Citicorp on each Affected Dividend Payment Date and the DRD Formula (where the DRP used in the DRD Formula would be equal to the Dividends Received Percentage applied to each Affected Dividend Payment Date) and (y) the dividends paid by Citicorp on each Affected Dividend Payment Date.

     Additional Dividends will not be paid in respect of the enactment of any amendment to the Code on or after May 16, 1996 which retroactively reduces the Dividends Received Percentage, or if prior to May 16, 1996, such amendment would not result in an adjustment due to Citicorp having received either an opinion of counsel or tax ruling referred to in the third preceding paragraph. Citicorp will only make one payment of Additional Dividends.

     In the event that the amount of dividend payable per share of the Offered Preferred Stock shall be adjusted pursuant to the DRD Formula and/or Additional Dividends are to be paid, Citicorp will cause notice of each such adjustment and, if applicable, any Additional Dividends, to be sent to the holders of the Offered Preferred Stock.

     In the event that the Dividends Received Percentage is reduced to 35% or less, Citicorp may at its option, redeem the Offered Preferred Stock as a whole but not in part as described below. See "Redemption."

     See also "Recent Tax Proposals" for a discussion of certain Proposals (as defined below) to reduce the Dividends Received Percentage.

Liquidation Rights

     In the event of any voluntary or involuntary liquidation, dissolution or winding up of Citicorp, the holders of shares of Offered Preferred Stock are entitled to receive out of assets of Citicorp available for distribution to stockholders, before any distribution of assets is made to holders of Common Stock or of any other shares of stock of Citicorp ranking as to such a distribution junior to the shares of Offered Preferred Stock, a liquidating distribution, in the amount of $500 per share (equivalent to $50 per Depositary Share) plus accrued and unpaid dividends (whether or not declared) for the then-current dividend period and all dividend periods prior thereto. After payment of such a liquidating distribution, the holders of shares of Offered Preferred Stock will not be entitled to any further participation in any distribution of assets by Citicorp.

Redemption

     The Offered Preferred Stock is not subject to any mandatory redemption, sinking fund or other similar provisions. Prior to February 15, 2006, the Offered Preferred Stock is not redeemable, except under certain limited circumstances as described below and under "Description of Preferred Stock--Redemption" in the Prospectus. On or after such date, shares of Offered Preferred Stock will be redeemable, in whole or in part, at the option of Citicorp, at any time and from time to time upon not less than thirty nor more than sixty days' notice, at $500 per share of Offered Preferred Stock (equivalent to $50 per Depositary Share), plus accrued and unpaid dividends (whether or not declared) to the date fixed for redemption, including any changes in dividends payable due to changes in the Dividends Received Percentage and Additional Dividends, if any.

     Notwithstanding the preceding paragraph, if the Dividends Received Percentage is equal to or less than 35% and, as a result, the amount of dividends on the Offered Preferred Stock payable on any Dividend Payment Date will be or is adjusted upwards as described above under "Changes in the Dividends Received Percentage," Citicorp, at its option, may redeem all, but not less than all, of the outstanding shares of the Offered Preferred Stock, provided, that within sixty days of the date on which an amendment to the Code is enacted which reduces the Dividends Received Percentage to 35% or less, Citicorp sends notice to holders of the Offered Preferred Stock of such redemption. Any redemption of the Offered Preferred Stock pursuant to this paragraph will take place on the date specified in the notice, which shall not be less than thirty nor more than sixty days' from the date such notice is sent to holders of the Offered Preferred Stock. Any redemption of the Offered Preferred Stock in accordance with this paragraph shall be on notice as aforesaid at the applicable redemption price set forth in the following table, in each case plus accrued and unpaid dividends (whether or not declared) thereon to the date fixed for redemption, including any changes in dividends payable due to changes in the Dividends Received Percentage and Additional Dividends, if any.

                                                                                        Redemption Price
                                                                                 -------------------------------
             Redemption Period                                                   Per Share  Per Depositary Share
             -----------------                                                   ---------  --------------------
December   , 1995 to February 14, 1997 ................................           $525.00          $52.50
February 15, 1997 to February 14, 1998 ................................            522.50           52.25
February 15, 1998 to February 14, 1999 ................................            520.00           52.00
February 15, 1999 to February 14, 2000 ................................            517.50           51.75
February 15, 2000 to February 14, 2001 ................................            515.00           51.50
February 15, 2001 to February 14, 2002 ................................            512.50           51.25
February 15, 2002 to February 14, 2003 ................................            510.00           51.00
February 15, 2003 to February 14, 2004 ................................            507.50           50.75
February 15, 2004 to February 14, 2005 ................................            505.00           50.50
February 15, 2005 to February 14, 2006 ................................            502.50           50.25
On or after February 15, 2006 .........................................            500.00           50.00


     Under certain circumstances, Citicorp may need the approval of the Federal Reserve Board prior to exercising its right to redeem shares of Offered Preferred Stock.

     Holders of Offered Preferred Stock will have no right to require redemption of the Offered Preferred Stock.

Transfer Agent and Registrar

     Citibank will be the transfer agent, registrar, dividend disbursing agent and redemption agent for the Offered Preferred Stock.

                              RECENT TAX PROPOSALS

     On December 7, 1995, the Clinton Administration released a budget plan that includes certain tax proposals (the "Proposals") that may affect holders of the Offered Preferred Stock. The Proposals have not yet been introduced as legislation and there can be no certainty that they will be enacted into law.

     Under the Proposals, the Dividends Received Percentage that is currently available to corporate shareholders for certain dividends received from another corporation in which the shareholder owns less than 20 percent (by vote and value) would be reduced from 70% to 50% for dividends paid after January 31, 1996. Additionally, under current law, the dividends received deduction is allowed to a corporate shareholder only if the shareholder satisfies a 46-day holding period for the dividend-paying stock (or a 91-day period for certain dividends on preferred stock). The Proposals provide that a taxpayer is not entitled to a dividends received deduction if the taxpayer's holding period for the dividend-paying stock is not satisfied over a period immediately before or immediately after the taxpayer becomes entitled to receive the dividend. This provision would be effective for dividends paid after January 31, 1996. To the extent the Dividends Received Percentage is changed, the amount of dividends payable per share shall be adjusted. See "Description of Offered Preferred Stock--Dividends--Changes in the Dividends Received Percentage."

                        DESCRIPTION OF DEPOSITARY SHARES

     Citicorp will issue receipts (the "Depositary Receipts") for Depositary Shares, each of which will represent a one-tenth interest in a share of Offered Preferred Stock. The shares of Offered Preferred Stock represented by Depositary Shares will be deposited under a Deposit Agreement (the "Deposit Agreement") among Citicorp, Citibank (the "Depositary") and the holders from time to time of the Depositary Receipts. Subject to the terms of the Deposit Agreement, each owner of a Depositary Share will be entitled, in proportion to the applicable fraction of a share of Offered Preferred Stock represented by such Depositary Share, to all the rights and preferences of the Offered Preferred Stock represented thereby (including dividend, voting, redemption and liquidation rights). See "Description of Depositary Shares" in the Prospectus.

     Immediately upon issuance, the Offered Preferred Stock will be deposited by Citicorp with the Depositary, which will then issue Depositary Receipts evidencing the Depositary Shares to the Underwriters.

     Pending the preparation of definitive engraved Depositary Receipts, the Depositary may issue temporary Depositary Receipts. Definitive Depositary Receipts will be prepared thereafter and will be exchangeable for temporary Depositary Receipts at Citicorp's expense.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in an underwriting agreement (the "Underwriting Agreement") among Citicorp and Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co. and Lehman Brothers Inc. (the "Underwriters"), Citicorp has agreed to sell to the Underwriters, and the Underwriters have severally agreed to purchase the number of Depositary Shares, each representing a one-tenth interest in a share of Offered Preferred Stock, set forth opposite its name below. In the Underwriting Agreement, the several Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all the Depositary Shares offered hereby if any of the Depositary Shares are purchased. In the event of default by an Underwriter, the Underwriting Agreement provides that, in certain circumstances, the purchase commitments of the nondefaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

                                                                Number of
             Underwriter                                    Depositary Shares
             -----------                                    -----------------
Merrill Lynch, Pierce, Fenner & Smith
      Incorporated ....................................
Goldman, Sachs & Co. ..................................
Lehman Brothers Inc. ..................................
                                                                 ---------
     Total .............................................         2,500,000
                                                                 =========

     The Underwriters have advised Citicorp that they propose initially to offer the Depositary Shares to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers at such price less a concession not in excess of $____ per Depositary Share. The Underwriters may allow, and such dealers may reallow, a discount not in excess of $____ per Depositary Share to certain other dealers. After the initial public offering of the Depositary Shares, the public offering price, concession and discount may be changed.

     The Depositary Shares are a new issue of securities with no established trading market. The Underwriters have advised Citicorp that they intend to make a market in the Depositary Shares. The Underwriters will have no obligation to make a market in the Depositary Shares, however, and may cease market making activities, if commenced, at any time without notice. No assurance can be given as to the liquidity of the trading market for the Depositary Shares.

     Citicorp has agreed to indemnify the Underwriters against, or contribute to payments that the Underwriters may be required to make in respect of, certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     The Underwriters may engage in transactions with and perform services for Citicorp in the ordinary course of business.

                                 LEGAL OPINIONS

     The validity of the Offered Preferred Stock and the Depositary Shares will be passed upon for Citicorp by Stephen E. Dietz, as an Associate General Counsel of Citibank, N.A., and for the Underwriters by Sullivan & Cromwell, New York, New York. Mr. Dietz owns or has the right to acquire a number of shares of Common Stock of Citicorp equal to less than .01% of the outstanding Common Stock of Citicorp.

PROSPECTUS

                                [CITICORP LOGO]

                      Preferred Stock and Depositary Shares
                                  Common Stock

     This Prospectus may be used in connection with the offering of shares of Citicorp's preferred stock (the"Preferred Stock"), which may be represented by depositary shares (the "Depositary Shares"), and shares of its common stock, par value $1.00 per share (the "Common Stock"). The Preferred Stock, Depositary Shares and Common Stock (collectively, the "Securities") may be offered, separately or together, in separate series in amounts, at prices and on terms determined at the time of sale and set forth in one or more supplements to this Prospectus (together, the "Prospectus Supplement"). Pursuant to the terms of the Registration Statement of which this Prospectus forms a part, Citicorp's senior notes or subordinated notes (together, "Notes") and warrants may also be offered under the Registration Statement.

     The specific terms of each offering of Securities made pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement, which in each case will identify the selling securityholders (if not Citicorp), any underwriters or agents for the Securities being offered thereby and their compensation, and the public offering or purchase price.

     The Prospectus Supplement will also include the following: (a) in the case of any series of Preferred Stock, the specific designation, the aggregate number of shares offered, the dividend rate or method of calculation, the dividend period and dividend payment dates, whether such dividends will be cumulative or noncumulative, the liquidation preference, the currency or composite currency, if not the U.S. dollar, in which dividends and liquidation preference will be denominated, voting rights, any terms for redemption at the option of the holder or Citicorp and any applicable conversion provisions, in the event that such series of Preferred Stock is convertible at the option of the holder thereof or of Citicorp, into shares of Common Stock or into other securities of Citicorp or another issuer and (b) in the case of Common Stock, the aggregate number of shares offered.

     The Prospectus Supplement will also contain information, where applicable, concerning certain United States federal income tax considerations relating to, and as to any listing on a securities exchange of, the Securities covered by such Prospectus Supplement.

                                 ---------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                 ---------------

THE SECURITIES ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OBLIGATIONS OF ANY BANK OR NON-BANK SUBSIDIARY OF CITICORP AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY OR INSTRUMENTALITY.

                                 ---------------

                The date of this Prospectus is December 15, 1995

     The Securities may be offered by Citicorp or by other selling securityholders directly to purchasers, through agents designated from time to time, through underwriting syndicates led by one or more managing underwriters or through one or more underwriters acting alone. If Citicorp, directly or through agents, solicits offers to purchase the Securities, Citicorp reserves the sole right to accept and, together with its agents, to reject in whole or in part any proposed purchase of Securities. Affiliates of Citicorp may from time to time act as agents or underwriters in connection with the sale of the Securities to the extent permitted by applicable law.

     If any agent or underwriter is involved in the sale of the Securities offered hereby, any applicable commissions or discounts will be set forth in, or will be calculable from, the applicable Prospectus Supplement, and the net proceeds to Citicorp or the selling securityholders from such sale will be the purchase price of the Securities less such commissions or discounts and other attributable issuance and distribution expenses. See "Plan of Distribution" for possible indemnification arrangements for agents, underwriters and their controlling persons.

     This Prospectus and related Prospectus Supplement, may be used by direct or indirect subsidiaries of Citicorp in connection with offers and sales related to secondary market transactions in the Securities. Such subsidiaries may act as principal or agent in such transactions. Such sales will be made at prices related to prevailing market prices at the time of sale.

     This Prospectus may not be used to consummate sales of Securities unless a Prospectus Supplement is also delivered. The delivery of this Prospectus together with a Prospectus Supplement relating to particular Securities shall not constitute an offer in any jurisdiction of any of the other Securities covered by this Prospectus.

     FOR NORTH CAROLINA RESIDENTS: THE COMMISSIONER OF INSURANCE OF THE STATE OF NORTH CAROLINA HAS NOT APPROVED OR DISAPPROVED THIS OFFERING NOR HAS THE COMMISSIONER PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.

                              AVAILABLE INFORMATION

     Citicorp is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Information, as of particular dates, concerning directors and officers, their remuneration, options granted to them, the principal holders of securities of Citicorp and any material interest of such persons in transactions with Citicorp is disclosed in proxy statements distributed to stockholders of Citicorp and filed with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549; Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such reports, proxy statements and other information concerning Citicorp also may be inspected at the offices of the New York Stock Exchange, the American Stock Exchange, the Chicago Stock Exchange and the Pacific Stock Exchange.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed with the Commission by Citicorp are incorporated as of their respective filing dates in this Prospectus by reference:

          (1) Annual Report and Form 10-K for the fiscal year ended December 31, 1994, filed pursuant to Section 13 of the Exchange Act;

          (2) Financial Review and Form 10-Q for the quarters ended March 31, 1995, June 30, 1995 and September 30, 1995, filed pursuant to Section 13 of the Exchange Act;

          (3) Current Reports on Form 8-K dated January 17, 1995, April 18, 1995, July 18, 1995 and October 17, 1995, filed pursuant to Section 13 of the Exchange Act; and

          (4) The description of the Common Stock set forth in the Registration Statement on Form 10 (File No. 1-5738), filed pursuant to Section 12 of the Exchange Act.

     All reports subsequently filed by Citicorp pursuant to Sections 13(a) and
(c) of the Exchange Act and any definitive proxy or information statements filed pursuant to Section 14 of the Exchange Act in connection with any subsequent stockholders' meeting and any reports filed pursuant to Section 15(d) of the Exchange Act prior to the termination of the offering of the Securities offered hereby shall be incorporated by reference into this Prospectus and be a part hereof. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated by reference herein or in the accompanying Prospectus Supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not, except as so modified or superseded, constitute a part of this Prospectus.

     Citicorp will provide without charge to each person to whom this Prospectus is delivered, on the request of any such person, a copy of any of the foregoing documents incorporated herein by reference (other than exhibits to such documents). Written or telephone requests should be directed to Citicorp, 399 Park Avenue, New York, New York 10043, Attention: Investor Relations Department,
(212) 559-2718.

                                    CITICORP

     Citicorp, whose principal subsidiary is Citibank, N.A. ("Citibank"), is a holding company incorporated under the laws of the state of Delaware on December 4, 1967. The principal office of Citicorp is located at 399 Park Avenue, New York, New York 10043; its telephone number is (212) 559-1000. Through its subsidiaries and affiliates, including Citibank, Citicorp is a global financial services organization serving the financial needs of individuals, businesses, governments and financial institutions in the United States and throughout the world.

Holding Company

     Citicorp is a legal entity separate and distinct from Citibank and its other subsidiaries and affiliates. The proceeds of Citicorp debt and equity issuances are provided to its subsidiaries both as equity investments and advances or are held primarily in liquid investments. Citicorp derives revenues through interest payments and dividends on its subsidiary advances and investments and from earnings on its liquid asset portfolio. These revenues are used to defray Citicorp's operating expenses, service its debt and pay dividends to holders of its preferred and common shares.

     There are various legal limitations on the extent to which Citicorp's bank subsidiaries may extend credit, pay dividends or otherwise supply funds to Citicorp. The approval of the Office of the Comptroller of the Currency is required if total dividends declared by a national bank in any calendar year exceed net profits (as defined) for that year combined with its retained net profits for the preceding two years. In addition, dividends for such a bank may not be paid in excess of the bank's undivided profits. State-chartered bank subsidiaries are subject to dividend limitations imposed by applicable state law. In determining whether and to what extent to pay dividends, each bank subsidiary also must consider the effect of dividend payments on applicable risk-based capital and leverage ratio requirements as well as policy statements of the federal regulatory agencies that indicate that banking organizations should generally pay dividends out of current operating earnings.

     Citicorp also derives dividends from its non-bank subsidiaries, including the holding company that owns many of Citicorp's domestic banks. These subsidiaries are not subject to regulatory restrictions on their payment of dividends to Citicorp, except that the approval of the Office of Thrift Supervision may be required if total dividends declared by a savings association in any calendar year exceed amounts specified in that agency's regulations. In addition, there are numerous governmental requirements and regulations that affect the activities of Citicorp and its bank and non-bank subsidiaries.

     Under longstanding policy of The Board of Governors of the Federal Reserve System, a bank holding company is expected to act as a source of financial strength for its subsidiary banks and to commit resources to support such banks. As a result of such policy, Citicorp may be required to commit resources to its subsidiary banks in circumstances where it might otherwise not do so.

     Because Citicorp is a holding company, its rights and the rights of its creditors and stockholders, including the holders of Securities offered hereby, to participate in the assets of any subsidiary upon the latter's liquidation or recapitalization will be subject to the prior claims of the subsidiary's creditors, except to the extent that Citicorp may itself be a creditor with recognized claims against the subsidiary.

                                 USE OF PROCEEDS

     Citicorp intends to apply the net proceeds from the sale of the Securities to its general funds to be used by its management for corporate purposes, principally to fund investments in, or extensions of credit to, banking and non-banking subsidiaries. Except as otherwise described in a Prospectus Supplement, specific allocations of the proceeds to such purposes will not have been made at the date of the applicable Prospectus Supplement, although the management of Citicorp will have determined that funds should be raised at that time in anticipation of future funding requirements of the subsidiaries. The precise amount and timing of such investments in and extensions of credit to the subsidiaries will depend upon their funding requirements and the availability of other funds to Citicorp and its subsidiaries. Unless otherwise indicated in the applicable Prospectus Supplement, Citicorp will not receive any proceeds of the sale of Securities by other selling securityholders.

                         DESCRIPTION OF PREFERRED STOCK

General

     Citicorp is authorized by its Restated Certificate of Incorporation, as amended, to issue 50,000,000 shares of Preferred Stock, without par value, which may be issued in one or more series with such voting powers, full or limited, but not to exceed one vote per share, or without voting powers, and with such designations, preferences and privileges, relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions providing for the issue thereof adopted by the Board of Directors and the Stock Committee thereof (the "Stock Committee").

     The following description of the terms of the Preferred Stock sets forth certain general terms and provisions of the Preferred Stock to which any Prospectus Supplement may relate. Certain terms of any series of Preferred Stock offered by any Prospectus Supplement will be described in the Prospectus Supplement relating to such series of Preferred Stock. If so indicated in the Prospectus Supplement, the terms of any such series may differ from the terms set forth below.

     The Stock Committee is authorized to declare dividends payable on the Preferred Stock and to establish and designate series and to fix the number of shares and the relative rights, preferences and limitations of the respective series of Preferred Stock (other than voting rights), all of which terms and conditions shall be set forth in the Prospectus Supplement accompanying this Prospectus relating to the particular series of Preferred Stock offered thereby. The terms of particular series of Preferred Stock may differ, among other things, in (1) the number of shares to constitute such series, (2) the dividend rate (or the method of calculation thereof) on the shares of such series and whether such dividends will be cumulative or noncumulative, (3) whether or not the shares of the series will be redeemable or convertible at the option of the holder or Citicorp and the terms thereof, (4) the amount per share payable on the shares of the series in case of the liquidation, dissolution or winding up of Citicorp and (5) the other rights and privileges and any qualifications, limitations or restrictions of such rights or privileges of such series. Unless stated otherwise in the applicable Prospectus Supplement, holders of Preferred Stock will have no right to subscribe for any other securities that may be issued by Citicorp.

     In addition, as described under "Description of Depositary Shares" below, the shares of Preferred Stock may be offered as depositary shares (the "Depositary Shares") evidenced by depositary receipts, each representing a fraction (to be specified in the Prospectus Supplement relating to the particular series of Preferred Stock) of a share of the particular series of Preferred Stock issued and deposited with a depositary.

     Unless stated otherwise in the applicable Prospectus Supplement, when issued, each series of Preferred Stock will rank on a parity with all the other outstanding series of preferred stock issued by Citicorp as to payment of dividends (except with respect to the cumulation thereof) and as to the distribution of assets upon the liquidation, dissolution or winding up of Citicorp. Subject to the terms of the Preferred Stock to be offered, the remaining shares of undesignated Preferred Stock may be issued by Citicorp in one or more series, at any time or from time to time, with such rights, preferences and limitations as the Board of Directors or any duly authorized committee thereof (including the Stock Committee) shall determine, all without further action of the holders of the Preferred Stock or any other stockholders.

     Citibank will be the transfer agent, dividend disbursing agent and registrar for the shares of Preferred Stock.

     Under existing interpretations of the Federal Reserve Board and the Office of Thrift Supervision, if the holders of the Preferred Stock become entitled to vote for the election of directors because dividends on the Preferred Stock are in arrears as described under "Voting Rights" below, Preferred Stock may then be deemed a "class of voting securities" and a holder of 25% or more of the Preferred Stock (or a holder of 5% or more of the Preferred Stock that otherwise exercises a "controlling influence" over Citicorp) may then be subject to regulation as a "bank holding company" in accordance with the Bank Holding Company Act of 1956, as amended, and a holder of 25% or more of the Preferred Stock (or a holder of 10% or more of the Preferred Stock that otherwise possesses certain "control factors" with respect to Citicorp) may then be subject to regulation as a "savings and loan holding company" in accordance with the Home Owners' Loan Act of 1933, as amended. In addition, at such time, (i) any bank holding company or foreign bank with a U.S. presence generally would be required to obtain the approval of the Federal Reserve Board under the Bank Holding Company Act of 1956, as amended, to acquire or retain 5% or more of the Preferred Stock; (ii) any person other than a bank holding company may be required to obtain the approval of the Federal Reserve Board and the Office of Thrift Supervision under the Change in Bank Control Act to acquire or retain 10% or more of the Preferred Stock; and (iii) any savings and loan holding company generally could not retain in excess of 5% of the Preferred Stock.

     The following statements are brief summaries of certain provisions that will be contained in the Certificate of Designations authorizing the issuance of a series of Preferred Stock, do not purport to be complete and are qualified in their entirety by reference to such Certificate of Designations and Citicorp's Restated Certificate of Incorporation, as amended. Prior to the issuance of a series of Preferred Stock the resolutions set forth in the Certificate of Designations will be adopted by the Board of Directors or the Stock Committee and such Certificate of Designations will then be filed with the Secretary of State of the State of Delaware.

Dividends

     Holders of shares of Preferred Stock will be entitled to receive, as, if and when declared by the Board of Directors or the Stock Committee out of assets of Citicorp legally available for payment, cash dividends at the rate set forth in, or calculated in accordance with the formula set forth in, the Prospectus Supplement. Dividends on the Preferred Stock may be cumulative ("Cumulative Preferred Stock") or noncumulative ("Noncumulative Preferred Stock") as provided in the Prospectus Supplement. Unless otherwise provided in the Prospectus Supplement, dividends on Cumulative Preferred Stock will be cumulative from the date of original issue of such series and will be payable quarterly in arrears on the dates specified in the Prospectus Supplement. If any date so specified as a dividend payment date is not a business day, dividends (if declared) on the Preferred Stock (unless otherwise provided in the Prospectus Supplement) will be paid on the immediately succeeding business day, without interest. A dividend period with respect to a dividend payment date is the period commencing on the immediately preceding dividend payment date (or, in the case of the initial dividend period, the date of issuance of the Preferred Stock) and ending on the day immediately prior to the next succeeding dividend payment date. If the Board of Directors or the Stock Committee fails to declare or pay a dividend on any series of Noncumulative Preferred Stock for any dividend period, Citicorp shall have no obligation to pay a dividend for such period, whether or not dividends on such series of Noncumulative Preferred Stock are declared for any future dividend period.

     Dividends on the Preferred Stock will be payable in arrears to holders of record as they appear on the stock register of Citicorp on such record dates, not more than thirty nor less than fifteen days preceding the payment dates thereof, as shall be fixed by the Board of Directors or the Stock Committee. No full dividends will be declared or paid or set apart for payment on the preferred stock of any series ranking, as to dividends, on a parity with or junior to any other series of Preferred Stock for any period unless full dividends have been or are contemporaneously declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on such series of Preferred Stock for (i) all dividend periods terminating on or prior to the date of payment of such full cumulative dividends (in the case of a series of Cumulative Preferred Stock) or (ii) the immediately preceding dividend period (in the case of a series of Noncumulative Preferred Stock).

     When dividends are not paid in full upon any series of Preferred Stock (whether Cumulative Preferred Stock or Noncumulative Preferred Stock), and any other preferred stock ranking on a parity as to dividends with such series of

Preferred Stock, all dividends declared upon shares of such series of Preferred Stock and any other preferred stock ranking on a parity as to dividends will be declared pro rata so that the amount of dividends declared per share on such series of Preferred Stock and such other preferred stock will in all cases bear to each other the same ratio that accrued dividends per share (which, in the case of Noncumulative Preferred Stock, shall not include any cumulation in respect of unpaid dividends for prior dividend periods) on the shares of such series of Preferred Stock and such other preferred stock bear to each other. Except as provided in the preceding sentence, unless full dividends on all outstanding shares of any such series of Preferred Stock have been declared and paid or set apart for payment for all past dividend periods, in the case of a series of Cumulative Preferred Stock, or for the immediately preceding dividend period, in the case of a series of Noncumulative Preferred Stock, and Citicorp is not in default with respect to any redemption of shares of Preferred Stock announced by Citicorp as described under "Redemption" below, no dividends (other than dividends or distributions paid in shares of, or options, warrants or rights to subscribe for or purchase shares of, the Common Stock of Citicorp or another stock of Citicorp ranking junior to the Preferred Stock as to dividends and upon liquidation) will be declared or paid or set aside for payment or other distribution declared or made upon the Common Stock of Citicorp or upon any other stock of Citicorp ranking junior to or on parity with the Preferred Stock as to dividends or upon liquidation, nor will any Common Stock of Citicorp nor any other stock of Citicorp ranking junior to or on parity with such Preferred Stock as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any shares of any such stock) by Citicorp (except by conversion into or exchange for stock of Citicorp ranking junior to the Preferred Stock as to dividends and upon liquidation). Unless otherwise specified in the Prospectus Supplement, the amount of dividends payable for any period shorter than a full dividend period shall be computed on the basis of twelve 30-day months, a 360-day year and the actual number of days elapsed in any period of less than one month.

Liquidation Preference

     Upon any liquidation, dissolution or winding up of Citicorp, whether voluntary or involuntary, the holders of the Preferred Stock will have preference and priority over the Common Stock, or any other class of stock of Citicorp ranking, on liquidation, dissolution or winding up, junior to the Preferred Stock, for payments out of or distribution of the assets of Citicorp or proceeds thereof, whether from capital or surplus, of the amount per share set forth in the Prospectus Supplement plus all dividends (whether or not earned or declared), accrued and unpaid thereon to the date of final distribution to such holders (but in the case of Noncumulative Preferred Stock, without cumulation of unpaid dividends for prior dividend periods), and after such payment the holders of Preferred Stock will be entitled to no other payments. If, in the case of any such liquidation, dissolution or winding up of Citicorp, the assets of Citicorp or proceeds thereof should be insufficient to make the full liquidation payment in the amount per share set forth in the Prospectus Supplement, plus all accrued and unpaid dividends on the Preferred Stock (but in the case of Noncumulative Preferred Stock without cumulation of unpaid dividends for prior dividend periods) and liquidating payments on any other preferred stock ranking, as to liquidation, dissolution or winding up, on a parity with the Preferred Stock, then such assets or proceeds thereof will be distributed among the holders of the Preferred Stock and any such other preferred stock ratably in accordance with the respective amounts which would be payable on such shares of Preferred Stock and any such other preferred stock if all amounts thereon were paid in full. A consolidation or merger of Citicorp with one or more corporations will not be deemed to be a liquidation, dissolution or winding up, voluntary or involuntary, of Citicorp.

Redemption

     Citicorp may, at its option, with prior Federal Reserve Board approval to the extent then required by applicable law, at any time or from time to time on not less than 30 and not more than 60 days' notice, redeem any series of Preferred Stock in whole or part at the redemption prices and on the dates set forth in the Prospectus Supplement for the related series of Preferred Stock.

     If less than all outstanding shares of a series of Preferred Stock are to be redeemed, the selection of the shares to be redeemed will be decided by lot or pro rata as may be determined by the Board of Directors or the Stock Committee, or by any other method which may be determined by the Board of Directors or the Stock Committee to be equitable. From and after the redemption date (unless default shall be made by Citicorp in providing money for the payment of the redemption price), dividends will cease to accrue on the shares of Preferred Stock called for redemption, such shares will no longer be deemed to be outstanding and all rights of the holders thereof (except the right to receive the redemption price) will cease.

     In addition, Citicorp, at its option, may, with prior Federal Reserve Board approval to the extent then required by applicable law, redeem all, but not less than all, of the outstanding shares of the Preferred Stock, out of funds legally available therefor, if the holders of such shares would be entitled to vote upon or consent to a merger or consolidation of Citicorp under the circumstances described under "Voting Rights" below and all of the following conditions have been satisfied: (i) Citicorp shall have requested the vote or consent of the holders of such shares to the consummation of such merger or consolidation, stating in such request that failing the requisite favorable vote or consent Citicorp will have the option to redeem such shares, (ii) Citicorp shall have not received the favorable vote or consent requisite to the consummation of the transaction within 60 days after making such request and (iii) such transaction shall be consummated on the date fixed for such redemption, which date shall be no more than one year after such request is made. Any such redemption shall be on notice as aforesaid at a redemption price per share of the Preferred Stock set forth in the Prospectus Supplement, plus accrued and unpaid dividends thereon (but in the case of Noncumulative Preferred Stock without cumulation of unpaid dividends for prior dividend periods) to the date fixed for redemption.

Voting Rights

     Unless otherwise described in the applicable Prospectus Supplement, holders of the Preferred Stock will have no voting rights except as set forth below or as otherwise from time to time required by law.

     Whenever dividends on the Preferred Stock shall be in arrears for such number of dividend periods, whether or not consecutive, which shall in the aggregate contain not less than 540 days, the holders of outstanding shares of the Preferred Stock (voting separately as a class with holders of shares of any one or more other series of preferred stock ranking on a parity with the Preferred Stock either as to dividends or the distribution of assets upon liquidation, dissolution or winding up and upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two additional directors on the terms set forth below. Such voting rights will continue, in the case of any series of Cumulative Preferred Stock, until all past dividends accumulated on shares of Cumulative Preferred Stock shall have been paid in full and, in the case of any series of Noncumulative Preferred Stock, until all dividends on shares of Noncumulative Preferred Stock shall have been paid in full for at least one year. Upon payment in full of such dividends such voting rights shall terminate except as expressly provided by law, subject to re-vesting in the event of each and every subsequent default in the payment of dividends as aforesaid. Holders of all series of preferred stock which are granted such voting rights (which rank on a parity with the Preferred Stock) will vote as a class, and each holder of shares of the Preferred Stock will have one vote for each share of stock held and each other series will have such number of votes, if any, for each share of stock held as may be granted to them. In the event the holders of shares of the Preferred Stock are entitled to vote as described in this paragraph, the Board of Directors will automatically be increased by two directors, and the holders of the Preferred Stock will have the exclusive right, as outlined above, to elect two directors at the next annual meeting of stockholders.

     Upon termination of the right of the holders of the Preferred Stock to vote for directors as discussed in the prior paragraph, the term of office of all directors then in office elected by such holders will terminate immediately. Whenever the term of office of the directors elected by such holders ends and the related special voting rights expire, the number of directors will automatically be decreased to such number as would otherwise prevail.

     So long as any shares of Preferred Stock remain outstanding, Citicorp will not, without the affirmative vote or consent of the holders of at least two-thirds of the shares of the Preferred Stock outstanding at the time (voting as a class with all other series of preferred stock ranking on a parity with the Preferred Stock either as to dividends or the distribution of assets upon liquidation, dissolution or winding up and upon which like voting rights have been conferred and are then exercisable), given in person or by proxy, either in writing or at a meeting, (i) authorize, create or issue, or increase the authorized or issued amount, of any class or series of stock ranking prior to the Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up or (ii) amend, alter or repeal, whether by merger, consolidation or otherwise, the provisions of Citicorp's Restated Certificate of Incorporation, as amended, or of the resolutions contained in the Certificate of Designations designating such Preferred Stock and the powers, preferences and privileges, relative, participating, optional or other special rights and qualifications, limitations and restrictions thereof, so as to materially and adversely affect any right, preference, privi-lege or voting power of the Preferred Stock or the holders thereof; provided, however, that any increase in the amount of the authorized preferred stock or the creation and issuance of other series of preferred stock, or any increase in the amount of authorized shares of Preferred Stock, in each case ranking on a parity with or junior to the Preferred Stock with respect to the payment of dividends and the distribution of assets upon liquidation, dissolution or winding up will not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

     The foregoing voting provisions will not apply if all outstanding shares of Preferred Stock have been redeemed or sufficient funds have been deposited in trust to effect such a redemption which is scheduled to be consummated within three months after the time that such rights would otherwise be exercisable.

Conversion Rights

     If so described in the applicable Prospectus Supplement, shares of a series of Preferred Stock may be convertible at the option of the holder or Citicorp into Common Stock or other securities of Citicorp or another issuer ("Convertible Preferred Stock"), on the terms and conditions described in the Prospectus Supplement.

                        DESCRIPTION OF DEPOSITARY SHARES

General

     Citicorp may, at its option, elect to issue receipts ("Depositary Receipts") for Depositary Shares, each of which will represent a fraction (to be set forth in the Prospectus Supplement relating to a particular series of Preferred Stock) of a share of a particular series of Preferred Stock as described below.

     The shares of any series of Preferred Stock represented by Depositary Shares will be deposited under a Deposit Agreement (the "Deposit Agreement") among Citicorp, Citibank or another depositary selected by Citicorp (the "Depositary") and the holders from time to time of the Depositary Receipts. Subject to the terms of the Deposit Agreement, each owner of a Depositary Share will be entitled, in proportion to the applicable fraction of a share of Preferred Stock represented by the Depositary Share, to all the rights and preferences of the Preferred Stock represented thereby (including dividend, voting, redemption and liquidation rights).

     The Depositary Shares will be evidenced by Depositary Receipts issued pursuant to the Deposit Agreement. Depositary Receipts will be distributed to those persons purchasing the fractional shares of the related series of Preferred Stock in accordance with the terms of the offering described in the related Prospectus Supplement. Copies of the forms of Deposit Agreement and Depositary Receipt are filed as exhibits to the Registration Statement of which this Prospectus is a part, and the following summary is qualified in its entirety by reference to such exhibits.

Dividends and Other Distributions

     The Depositary will distribute all cash dividends or other cash distributions received in respect of the related series of Preferred Stock to the record holders of Depositary Shares relating to such series of Preferred Stock in proportion to the number of such Depositary Shares owned by such holders.

     In the event of a distribution other than in cash, the Depositary will distribute property received by it to the record holders of Depositary Shares entitled thereto, unless the Depositary determines that it is not feasible to make such distribution, in which case the Depositary may, with the approval of Citicorp, sell such property and distribute the net proceeds from such sale to such holders.

Withdrawal of Stock

         Upon surrender of the Depositary Receipts at the appropriate office of the Depositary (unless the related Depositary Shares have previously been called for redemption), the holder of the Depositary Shares evidenced thereby will be entitled to delivery of the number of whole shares of the related series of Preferred Stock and any money or other property represented by such Depositary Shares. Holders of Depositary Shares will be entitled to receive whole shares of the related series of Preferred Stock on the basis set forth in the related Prospectus Supplement for such series of Preferred Stock, but holders of such whole shares of Preferred Stock will not thereafter be entitled to receive Depositary Shares in exchange therefor. If the Depositary Receipts delivered by the holder evidence a number of Depositary Shares in excess of the number of Depositary Shares representing the number of whole shares of the related series of Preferred Stock to be withdrawn, the Depositary will deliver to such holder at the same time a new Depositary Receipt evidencing such excess number of Depositary Shares.

Redemption of Depositary Shares

     If Citicorp redeems a series of Preferred Stock represented by Depositary Shares, the Depositary Shares will be redeemed from the proceeds received by the Depositary resulting from the redemption, in whole or in part, of such series of Preferred Stock held by the Depositary. The redemption price per Depositary Share will be equal to the applicable fraction of the redemption price per share payable with respect to such series of the Preferred Stock. Whenever Citicorp redeems shares of Preferred Stock held by the Depositary, the Depositary will redeem as of the same redemption date the number of Depositary Shares representing shares of the related series of Preferred Stock so redeemed. If less than all the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected by lot or pro rata as may be determined by the Depositary.

Conversion

     With respect to a series of Convertible Preferred Stock underlying Depositary Shares, a holder of Depositary Receipts may participate in the conversion, and will receive the proceeds of any conversion effected at the option of Citicorp, in the manner specified in the pertinent Certificate of Designations for holders of the underlying Preferred Stock. If the Depositary Shares represented by a Depositary Receipt are to be converted in part only, a new Depositary Receipt or Depositary Receipts will be issued by the Depositary for the Depositary Shares not to be converted. If less than all the Depositary Shares are to be converted at the option of Citicorp, the Depositary Shares to be converted will be selected by lot or pro rata as may be determined by the Depositary.

Voting the Preferred Stock

     Upon receipt of notice of any meeting at which the holders of the Preferred Stock are entitled to vote, the Depositary will mail the information contained in such notice of meeting to the record holders of the Depositary Shares relating to such Preferred Stock. Each record holder of such Depositary Shares on the record date (which will be the same date as the record date for the Preferred Stock) will be entitled to instruct the Depositary as to the exercise of the voting rights pertaining to the number of shares of the series of Preferred Stock represented by such holder's Depositary Shares. The Depositary will endeavor, insofar as practicable, to vote the amount of the Preferred Stock represented by such Depositary Shares in accordance with such instructions, and Citicorp will agree to take all action which may be deemed necessary by the Depositary in order to enable the Depositary to do so. The Depositary will abstain from voting shares of the Preferred Stock to the extent that it does not receive specific instructions from the holders of Depositary Shares representing such Preferred Stock.

Amendment and Termination of the Deposit Agreement

     The form of Depositary Receipt evidencing the Depositary Shares and any provision of the Deposit Agreement may at any time be amended by agreement between Citicorp and the Depositary. However, any amendment which materially and adversely alters the rights of the holders of Depositary Receipts will not be effective unless such amendment has been approved by the holders of Depositary Receipts representing at least a majority (or, in the case of amendments relating to or affecting rights to receive dividends or distributions or voting or redemption rights, two-thirds, unless otherwise provided in the related Prospectus Supplement) of the Depositary Shares then outstanding. The Deposit Agreement may be terminated by Citicorp or the Depositary only if (i) all outstanding Depositary Shares have been redeemed, (ii) there has been a final distribution in respect of the related series of Preferred Stock in connection with any liquidation, dissolution or winding up of Citicorp and such distribution has been distributed to the holders of Depositary Receipts or (iii) the holders of Depositary Receipts representing not less than two-thirds of the Depositary Shares outstanding have consented to the termination.

Charges of Depositary

     Citicorp will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. Citicorp will pay charges of the Depositary in connection with the initial deposit of related series of Preferred Stock and any redemption of such Preferred Stock. Holders of Depositary Receipts will be liable for transfer and other taxes and governmental charges and such other charges as are expressly provided in the Deposit Agreement to be for their accounts. The Depositary may refuse to effect any transfer of a Depositary Receipt or any withdrawal of shares of a series of Preferred Stock evidenced thereby until all such taxes and charges with respect to such Depositary Receipt or such series of Preferred Stock are paid by the holder thereof.

Resignation and Removal of Depositary

     The Depositary may resign at any time by delivering to Citicorp notice of its election to do so, and Citicorp may at any time remove the Depositary. Any such resignation or removal of the Depositary will take effect upon the appointment of a successor Depositary.

Miscellaneous

     The Depositary will forward all reports and communications from Citicorp which are delivered to the Depositary and which Citicorp is required to furnish to the holders of the Preferred Stock.

     Neither the Depositary nor Citicorp will be liable if it is prevented or delayed by law or any circumstance beyond its control in performing its obligations under the Deposit Agreement. The obligations of Citicorp and the Depositary under the Deposit Agreement will be limited to performance in good faith of their duties thereunder and neither Citicorp nor the Depositary will be obligated to prosecute or defend any legal proceeding in respect of any Depositary Shares or series of Preferred Stock unless satisfactory indemnity is furnished. Citicorp and the Depositary may rely on written advice of counsel or accountants, or information provided by persons presenting Preferred Stock for deposit, holders of Depositary Shares or other persons believed to be competent and on documents believed to be genuine.

                           DESCRIPTION OF COMMON STOCK

     Citicorp has 800,000,000 authorized shares of Common Stock, par value $1.00 per share. In addition, Citicorp is authorized to issue 20,000,000 shares of Class B Common Stock, par value $1.00 per share (the "Class B Common Stock"). Class B Common Stock may be issued in one or more series, at any time or from time to time, with one vote per share and with such designations, preferences and relative, participating, optional and other special rights, and qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolutions providing for the issuance thereof adopted by the Board of Directors. The following is a brief summary of certain rights and provisions of the Common Stock and Class B Common Stock.

     Subject to any prior rights of Citicorp's preferred stock and Class B Common Stock then outstanding, holders of Citicorp's Common Stock are entitled to receive such dividends as are declared by the Board of Directors out of funds legally available therefor. The indentures under which certain of Citicorp's debt securities are outstanding prohibit Citicorp, under certain circumstances, from paying dividends in shares of stock of Citibank.

     Subject to the rights, if any, of the holders of shares of preferred stock, all voting rights are vested in the holders of shares of Common Stock and Class B Common Stock, each share being entitled to one vote. A majority of the shares entitled to vote, present in person or represented by proxy, constitutes a quorum at a meeting of stockholders of Citicorp. In the event of a class vote, a majority of the shares of the affected class constitutes a quorum of such class. Except as otherwise set forth below, corporate actions requiring stockholder action must be approved by the affirmative vote of a majority of shares present in person or represented by proxy at a meeting and entitled to vote on the subject matter. Stockholder action (including the election of directors) may be taken without a meeting by the written consent of the holders of not less than a majority (or such greater percentage required by law) of the stock entitled to vote.

     Any amendment to Citicorp's Restated Certificate of Incorporation, including any increase or decrease in the authorized capital stock or any change to the rights of an outstanding class or series of capital stock, must be adopted by the holders of a majority of the outstanding voting shares. In addition, changes adversely affecting the rights of a particular class or series of outstanding capital stock must be adopted by the holders of such class or series of capital stock (generally by a majority of the shares of such class or series, but in some cases by two-thirds of such shares). Certain extraordinary corporate actions also must be adopted by the holders of a majority of the outstanding voting shares.

     Subject to any prior rights of the preferred stock and Class B Common Stock then outstanding, in the event of the liquidation of Citicorp, the holders of the Common Stock are entitled to receive pro rata any assets distributable to stockholders in respect of shares held by them. Because Citicorp is a holding company, its rights and the rights of the record holders of the shares of Common Stock to participate in the assets of any subsidiary upon the latter's liquidation or recapitalization will be subject to the prior claims of the subsidiary's creditors except to the extent that Citicorp may itself be a creditor with recognized claims against the subsidiary. In addition, there are various legal limitations on the extent to which Citicorp's U.S.-insured depositary institutions may extend credit, pay dividends or otherwise supply funds to Citicorp. See "Citicorp--Holding Company."

     Holders of Common Stock do not have the right to subscribe to any additional securities which may be issued by Citicorp. The Common Stock does not have any sinking fund, conversion or redemption provisions and is not liable to further call or assessment by Citicorp. There is no restriction on the repurchase of shares of Common Stock by Citicorp with funds legally available therefor, subject, under certain circumstances, to prior approval by the Federal Reserve Board. Outstanding shares of Common Stock are validly issued, fully paid and non-assessable.

     The transfer agent and registrar for the Common Stock is Citibank, and the co-transfer agents and co-registrars for the Common Stock are The First National Bank of Chicago, First Interstate Bank of California and Montreal Trust Company.

                              PLAN OF DISTRIBUTION

     Securities may be offered and sold by Citicorp or by other selling securityholders in any of three means of distribution: (1) through agents, (2) through underwriters or dealers or (3) directly to one or more purchasers. Such underwriters, dealers or agents or other selling securityholders may be affiliates of Citicorp, and offers and sales of Securities may include secondary market transactions by affiliates of Citicorp. The applicable Prospectus Supplement will set forth the terms of the offering of the Securities to which such Prospectus Supplement relates, including the name or names of any underwriters or agents, the public offering or purchase price of such Securities, the net proceeds to Citicorp or the securityholders from such sale, any underwriting discounts and other items constituting underwriters' compensation, any discounts and commissions allowed or paid to dealers, if any, any commissions allowed or paid to agents, and the securities exchanges, if any, on which such Securities will be listed. Dealer trading may take place in certain of the Securities, including Securities not listed on any securities exchange. Direct sales of Securities may be made on a national securities exchange or otherwise.

     The Securities may be purchased to be reoffered to the public through underwriting syndicates led by one or more managing underwriters, or through one or more underwriters acting alone. Any offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time. If so indicated in the applicable Prospectus Supplement, Citicorp will authorize underwriters or agents to solicit offers to purchase Securities from Citicorp pursuant to Delayed Delivery Contracts providing for payment and delivery at a future date.

     Any underwriter or agent participating in the distribution of the Securities may be deemed to be an underwriter, as that term is defined in the Securities Act of 1933, as amended (the "Securities Act"), of the Securities so offered and sold and any discounts or commissions received by them and any profit realized by them on the sale or resale of the Securities may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters, agents and their controlling persons may be entitled, under agreements entered into with Citicorp, to indemnification by Citicorp against certain civil liabilities, including liabilities under the Securities Act.

     This Prospectus and related Prospectus Supplements may be used by direct or indirect subsidiaries of Citicorp in connection with offers and sales related to secondary market transactions. Such subsidiaries may act as principal or agent in such transactions. Such sales will be made at prices related to prevailing market prices at the time of sale.

     The participation of an affiliate or subsidiary of Citicorp in the offer and sale of the Securities will comply with the requirements of Schedule E of the By-laws of the National Association of Securities Dealers, Inc. (the "NASD") regarding underwriting securities of an affiliate. No NASD member participating in offers and sales will execute a transaction in the Securities in a discretionary account without the prior written specific approval of the member's customer.

     Underwriters, agents or their controlling persons may engage in transactions with and perform services for Citicorp and its subsidiaries in the ordinary course of business.

                             VALIDITY OF SECURITIES

     The validity of the Securities will be passed upon for Citicorp by Stephen
E. Dietz, as an Associate General Counsel of Citibank. Mr. Dietz owns or has the right to acquire a number of shares of Common Stock of Citicorp equal to less than 0.01% of the outstanding Common Stock of Citicorp.

                                     EXPERTS

     The consolidated financial statements of Citicorp and subsidiaries included in Citicorp's Annual Report and Form 10-K for 1994 have been incorporated herein by reference in reliance upon the report set forth therein of KPMG Peat Marwick LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP covering the December 31, 1994 financial statements refers to the fact that in 1994 Citicorp adopted Statement of Financial Accounting Standards ("SFAS")No. 112, "Employers' Accounting for Postemployment Benefits", SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", and FASB Interpretation No. 39, "Offsetting of Amounts Related to Certain Contracts", and in 1993 Citicorp adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" and SFAS No. 109, "Accounting for Income Taxes".

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     NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY CITICORP OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS NOR ANY SALE MADE HEREUNDER AND THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS OR IN THE AFFAIRS OF CITICORP SINCE THE DATE HEREOF. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL, OR SOLICITATION OF AN OFFER TO BUY, THE OFFERED PREFERRED STOCK OR THE DEPOSITARY SHARES IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                               ------------------

                                TABLE OF CONTENTS

                                                                    Page
                                                                    ----
                              PROSPECTUS SUPPLEMENT

Summary Financial Data .........................................     S-3
Ratios of Income to Fixed Charges
 Including Preferred Stock Dividends ...........................     S-4
Outstanding Capital Stock ......................................     S-4
Description of Offered Preferred Stock .........................     S-5
Recent Tax Proposals ...........................................    S-10
Description of Depositary Shares ...............................    S-10
Underwriting ...................................................    S-11
Legal Opinions .................................................    S-11

                                   PROSPECTUS

Available Information ..........................................       3
Incorporation of Certain Documents
 by Reference ..................................................       3
Citicorp .......................................................       4
Use of Proceeds ................................................       5
Description of Preferred Stock .................................       5
Description of Depositary Shares ...............................       9
Description of Common Stock ....................................      11
Plan of Distribution ...........................................      12
Validity of Securities .........................................      13
Experts ........................................................      13

==============================================================================

==============================================================================



                           2,500,000 DEPOSITARY SHARES

                                [CITICORP LOGO]

                               EACH REPRESENTING A
                        ONE-TENTH INTEREST IN A SHARE OF
                              FIXED/ADJUSTABLE RATE
                           CUMULATIVE PREFERRED STOCK,
                                    SERIES 23


                              ---------------------
                              PROSPECTUS SUPPLEMENT
                              ---------------------


                               MERRILL LYNCH & CO.

                              GOLDMAN, SACHS & CO.

                                 LEHMAN BROTHERS

                                December __, 1995

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